EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,	Year Ended December 31,
	2013	2013	2012	2011	2010	2009	2008
Earnings:
Incoming from continuing operations	$332	$574	$830	$858	$1,113	$1,234	$1,198
Income taxes provision	153	267	237	440	547	460	425
Fixed charges	227	464	931	919	850	877	907
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(5)	(9)	(15)	(17)	(16)	(16)	(16)
Total earnings	$707	$1,296	$1,983	$2,200	$2,494	$2,555	$2,514
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$208	$426	$859	$846	$766	$798	$825
Interest on capital leases	2	4	9	16	18	19	22
AFUDC debt	12	25	48	40	50	44	44
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	5	9	15	17	16	16	16
Total fixed charges	$227	$464	$931	$919	$850	$877	$907
Ratios of earnings to fixed charges	3.11	2.79	2.13	2.39	2.93	2.91	2.77

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.   “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities.